Exhibit 99.11

RNS Number: 8026W
InterContinental Hotels Group PLC
22 March 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,350,000 of its ordinary shares at a price of 494.0392p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END